# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: P3 Health Partners Inc., CIK 0001832511
CUSIP: 744413105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2045 W GRAND AVE STE B, PMB # 82152, CHICAGO, Illinois (IL), 60612-1577
Date of event which requires filing of this statement: 12/12/2024
Amends the filing with accession number 0001193125-21-355584
Filed by CIK 0001897558
Persons authorized to receive notices and communications: Michael J. Wilson, Chicago Pacific Founders UGP, LLC, 980 North Michigan Avenue Suite 1998, Chicago, Illinois (IL), 60611, 312-273-4750

## Reporting persons
- Chicago Pacific Founders UGP, LLC (CIK 0001897558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 110,415,328; shared voting power 0; sole dispositive power 101,467,140; shared dispositive power 0; aggregate amount beneficially owned 110,415,328 (30.12% of the class)
  Comment: (1) The aggregate number of non-economic Class V Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V Common Stock and the associated P3 LLC Units of the Issuer's wholly owned operating subsidiary are redeemable at the Reporting Person's option for the Issuer's Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class.
  
  (2) Includes: (1) (i) 89,183,894 shares of Class V Common Stock, (ii) 4,223,621 shares of Class A Common Stock, (iii) 3,813,578 shares of Class A Common Stock issuable upon the exercise of warrants (the "Warrants") and (iv) 861,149 shares of Class A Common Stock issuable upon the exercise of pre-funded warrants (the "Pre-Funded Warrants") directly held by Chicago Pacific Founders Fund, L.P. ("Founders Fund LP"); (2) (i) 2,085,333 shares of Class A Common Stock issuable upon redemption or exchange of P3 LLC Units and Class V Common Stock beneficially owned by Chicago Pacific Founders GP, L.P. ("Founders GP"); (3) (i) 2,942,977 shares of Class A Common Stock, (ii) 148,120 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 33,447 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Chicago Pacific Founders Fund-A, L.P. ("Fund-A"); (4) (i) 6,305,039 shares of Class A Common Stock, (ii) 317,333 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 71,657 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Chicago Pacific Founders Fund-B, L.P. ("Fund-B"); and (5) 429,180 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by VBC Growth SPV LLC ("VBC").
  
  The number reported herein does not reflect this beneficial ownership limitations. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% (the "Ownership Blocker") of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class V Common Stock and Class A Common Stock described above are 8,224,897 shares of Class V Common Stock and 723,291 shares of Class A Common Stock, respectively, that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute (each as defined in the Initial Filing), and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number provided herein does not reflect these beneficial ownership limitations. (3) Includes the shares described in footnote (2) above, but excludes 8,224,897 shares of Class V Common Stock and 723,291 shares of Class A Common Stock that are being held in escrow.
- Chicago Pacific Founders GP, L.P. (CIK 0001898470): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 110,415,328; shared voting power 0; sole dispositive power 101,467,140; shared dispositive power 0; aggregate amount beneficially owned 110,415,328 (30.12% of the class)
  Comment: (4) Includes: (1) 2,085,333 shares of Class A Common Stock issuable upon redemption or exchange of P3 LLC Units and Class V Common Stock beneficially owned by Founders GP; (2) (i) 89,183,894 shares of Class V Common Stock, (ii) 4,223,621 shares of Class A Common Stock, (iii) 3,813,578 shares of Class A Common Stock issuable upon the exercise of Warrants and (iv) 861,149 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Founders Fund LP; (3) (i) 2,942,977 shares of Class A Common Stock, (ii) 148,120 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 33,447 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Fund-A; (4) (i) 6,305,039 shares of Class A Common Stock, (ii) 317,333 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 71,657 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Fund-B; and (5) 429,180 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by VBC.
  
  The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class V Common Stock and Class A Common Stock described above are 8,224,897 shares of Class V Common Stock and 723,291 shares of Class A Common Stock, respectively, that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute, as applicable, and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number reported herein does not reflect these beneficial ownership limitations.
  
  (5) Includes the shares described in footnote (4) above, but excludes 8,224,897 shares of Class V Common Stock and 723,291 shares of Class A Common Stock that are being held in escrow
- Chicago Pacific Founders Fund, L.P. (CIK 0001621663): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 98,082,332; shared voting power 0; sole dispositive power 90,045,358; shared dispositive power 0; aggregate amount beneficially owned 98,082,332 (26.98% of the class)
  Comment: (6) Includes: (i) 89,183,894 shares of Class V Common Stock, (ii) 4,223,621 shares of Class A Common Stock, (iii) 3,813,578 shares of Class A Common Stock issuable upon the exercise of Warrants and (iv) 861,149 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by Founders Fund LP. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class V Common Stock described above are 8,036,974 shares of Class V Common Stock that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute, as applicable, and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number reported herein does not reflect these beneficial ownership limitations.
  
  (7) Includes the shares described in footnote (6) above, but excludes 8,036,974 shares of Class V Common Stock that are being held in escrow.
- Chicago Pacific Founders Fund-A, L.P. (CIK 0001621662): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,124,544; shared voting power 0; sole dispositive power 2,894,373; shared dispositive power 0; aggregate amount beneficially owned 3,124,544 (0.87% of the class)
  Comment: (8) Includes (i) 2,942,977 shares of Class A Common Stock, (ii) 33,447 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants and (iii) 148,120 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by Fund-A. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class A Common Stock described above are 230,171 shares of Class A Common Stock that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute, as applicable, and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number reported herein does not reflect these beneficial ownership limitations.
  
  (9) Includes the shares described in footnote (8) above, but excludes 230,171 shares of Class A Common Stock that are being held in Escrow.
- Chicago Pacific Founders Fund-B, L.P. (CIK 0001674021): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,694,029; shared voting power 0; sole dispositive power 6,200,909; shared dispositive power 0; aggregate amount beneficially owned 6,694,029 (1.86% of the class)
  Comment: (10) Includes (i) 6,305,039 shares of Class A Common Stock, (ii) 71,657 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants and (iii) 317,333 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by Fund-B. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. In addition, included in the number of shares of Class A Common Stock described above are 493,120 shares of Class A Common Stock that are being held in escrow until the resolution of the Class D Dispute and the Cash Preference Dispute, as applicable, and will be voted in accordance with the proportional vote totals that a matter receives by all voting securities other than those being held in escrow. The number reported herein does not reflect these beneficial ownership limitations.
  
  (11) Includes the shares described in footnote (10) above, but excludes 493,120 shares of Class A Common Stock that are being held in escrow.
- VBC Growth SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 429,180; shared voting power 0; sole dispositive power 429,180; shared dispositive power 0; aggregate amount beneficially owned 429,180 (0.12% of the class)
  Comment: (12) Includes 429,180 Warrant Shares directly held by the Reporting Person. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.
- Chicago Pacific Founders UGP III, LLC (CIK 0001975658): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 239,097,659; shared voting power 0; sole dispositive power 239,097,659; shared dispositive power 0; aggregate amount beneficially owned 239,097,659 (44.19% of the class)
  Comment: (13) Includes: (1) 640,000 shares of Class A Common Stock held directly by Chicago Pacific Founders UGP III, LLC ("Founders GP-III"); (2) (i) 43,336,854 shares of Class A Common Stock, (ii) 57,814,988 shares of Class A Common Stock issuable upon the exercise of Warrants, and (iii) 27,248,200 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants directly held by CPF III PT SPV, LLC ("SPV III"); (3) (i) 12,895,750 shares of Class A Common Stock, 17,434,320 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 8,321,067 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants directly held by CPF III-A PT SPV, LLC ("SPV III-A"); and (4) 71,406,480 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by VBC Growth SPV 3, LLC ("VBC 3").
  
  The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.
- Chicago Pacific Founders GP III, L.P. (CIK 0001975828): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 239,097,659; shared voting power 0; sole dispositive power 239,097,659; shared dispositive power 0; aggregate amount beneficially owned 239,097,659 (44.19% of the class)
  Comment: (14) Includes: (1) 640,000 shares of Class A Common Stock held directly by Chicago Pacific Founders UGP III, LLC ("Founders GP-III"); (2) (i) 43,336,854 shares of Class A Common Stock, (ii) 57,814,988 shares of Class A Common Stock issuable upon the exercise of Warrants, and (iii) 27,248,200 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants directly held by CPF III PT SPV, LLC ("SPV III"); (3) (i) 12,895,750 shares of Class A Common Stock, (ii) 17,434,320 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 8,321,067 shares of Class A Common Stock issuable upon exercise of Pre-Funded Warrants directly held by CPF III-A PT SPV, LLC ("SPV III-A"); (4) 71,406,480 shares of Class A Common Stock issuable upon the exercise of Warrants directly held by VBC Growth SPV 3, LLC ("VBC 3").
  
  The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.
- CPF III PT SPV, LLC (CIK 0001975601): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 128,400,042; shared voting power 0; sole dispositive power 128,400,042; shared dispositive power 0; aggregate amount beneficially owned 128,400,042 (28.93% of the class)
  Comment: (15) Includes (i) 43,336,854 shares of Class A Common Stock, (ii) 57,814,988 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 27,248,200 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by SPV III.
  
  The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.
- CPF III-A PT SPV, LLC (CIK 0001975600): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 38,651,137; shared voting power 0; sole dispositive power 38,651,137; shared dispositive power 0; aggregate amount beneficially owned 38,651,137 (10.05% of the class)
  Comment: (16) Includes (i) 12,895,750 shares of Class A Common Stock, (ii) 17,434,320 shares of Class A Common Stock issuable upon the exercise of Warrants and (iii) 8,321,067 shares of Class A Common Stock issuable upon the exercise of Pre-Funded Warrants directly held by SPV III-A.
  
  The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.
- VBC Growth SPV 3, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 71,406,480; shared voting power 0; sole dispositive power 71,406,480; shared dispositive power 0; aggregate amount beneficially owned 71,406,480 (16.6% of the class)
  Comment: (17) Includes 71,406,480 Warrant Shares directly held by the Reporting Person. The Reporting Person may not exercise any portion of any Warrant, which, upon giving effect or immediately prior to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Person (together with its affiliates) to exceed 49.99% of the number of shares of Common Stock issued and outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. The number reported herein does not reflect this beneficial ownership limitations.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: P3 Health Partners Inc.
Address of issuer's principal executive offices: 2045 W GRAND AVE STE B, PMB # 82152, CHICAGO, Illinois (IL), 60612-1577
Comment:
The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.

Explanatory Note: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the Schedule 13D of (i) Chicago Pacific Founders UGP, LLC, a Delaware limited liability company ("Founders UGP"), (ii) Chicago Pacific Founders GP, L.P., a Delaware limited partnership ("Founders GP"), (iii) Chicago Pacific Founders Fund, L.P., a Delaware limited partnership ("Founders Fund LP"), (iv) Chicago Pacific Founders Fund-A, L.P., a Delaware limited partnership ("Founders Fund-A"), (v) Chicago Pacific Founders Fund-B, L.P., a Delaware limited partnership ("Founders Fund-B"), (vi) VBC Growth SPV, LLC, a Delaware limited liability company ("VBC", and collectively with Founders UGP, Founders GP, Founders Fund LP, Founders Fund-A and Founders Fund-B, the "Fund I Reporting Persons"), (vii) Chicago Pacific Founders UGP III, LLC, a Delaware limited liability company ("Founders UGP III"), (viii) Chicago Pacific Founders GP III L.P., a Delaware limited partnership ("Founders GP III") (ix) CPF III PT SPV, LLC, a Delaware limited liability company ("SPV III"), and (x) CPF III-A PT SPV, LLC, a Delaware limited liability company ("SPV III-A" and collectively with Founders GP-III, Founders UGP III and SPV III, the "Fund III Reporting Persons," and the Fund III Reporting Persons collectively with the Fund I Reporting Persons, the "Reporting Persons") that was filed with the Securities and Exchange Commission on November 8, 2024 (including this amendment, the "Schedule 13D"), with respect to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of P3 Health Partners Inc., a Delaware corporation (the "Company" or the "Issuer"). This amendment to the Schedule 13D constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing: In addition to the Fund I Reporting Persons and Fund III Reporting Persons, this Amendment No. 4 is being filed on behalf of the following additional Fund III Reporting Persons: (a) VBC Growth SPV 3, LLC ("VBC 3"). The Reporting Persons do not include the managers of Founders UGP III, Mary Tolan, Lawrence Leisure, and Vance Vanier.
Residence or business address: The business address for the Fund III Reporting Persons is 980 North Michigan Avenue, Suite 1900, Chicago, IL 60611.
Present principal occupation or employment: VBC 3 is engaged in the business of investing in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Mary Tolan, Lawrence Leisure and Vance Vanier is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 12, 2024 (the "Effective Date"), P3 Health Group, LLC ("P3 LLC"), a subsidiary of P3 Health Partners Inc. (the "Company"), entered into a financing transaction with VBC Growth SPV 3, LLC, a Delaware limited liability company ("VBC 3"), consisting of an unsecured promissory note (the "Promissory Note") and warrants (the "Warrants") to purchase shares of Class A Common Stock, par value $0.0001 per share, of the Company (the "Class A Common Stock").

The manager of VBC 3 is Founders GP III, an affiliate of the principal stockholder of the Company.

The members of VBC 3 (the "VBC 3 Investors") are:

CPF III PT SPV, LLC 70.75%
CPF III-A PT SPV, LLC 21.85%
Leavitt Equity Partners III, L.P. 7.40%

Founders UGP III, by virtue of its indirect ownership of (1) the manager of VBC 3 and (2) each of CPF III PT SPV, LLC and CPF III-A PT SPV, LLC, entities holding an aggregate of 92.6% of the membership interests in VBC 3, controls the voting and dispositive decisions with respect to the Warrants and the underlying 92.6% of such shares of Class A Common Stock.

Warrants

In connection with the Promissory Note, on December 12, 2024, P3 LLC and VBC 3 entered into a Warrant (the "Warrant Agreement"). Pursuant to the Warrant Agreement, P3 LLC issued warrants to purchase 71,406,480 shares of Common Stock, at an exercise price of $0.2137 per share (the "Warrants") to VBC 3. The number of shares of Common Stock for which the Warrant is exercisable and the exercise price may be adjusted upon any event involving subdivisions, combinations, distributions, recapitalizations and like transactions. Pursuant to the Warrant Agreement, the Warrants and the right to purchase securities upon the exercise of the Warrants will terminate upon the earliest to occur of the following: (a) December 12, 2031; and (b) the consummation of (i) a sale, conveyance, disposal, or encumbrance of all or substantially all of the Company's or P3 LLC's property or business or the Company's or P3 LLC's merger into or consolidation with any other corporation (other than a wholly owned subsidiary corporation) or (ii) any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company or P3 LLC is disposed of.

Promissory Note

The Promissory Note was issued by P3 LLC to VBC 3 on December 12, 2024, and provides for funding of up to $25.0 million (the "Promissory Note"), available for draw by P3 LLC in two tranches, as follows: (i) a first tranche of $15.0 million available to P3 LLC upon the Effective Date, and (ii) a second tranche of up to $10.0 million available at the Company's sole option in a single draw, on or prior to December 31, 2024. The maturity date of the Promissory Note is June 30, 2028. Interest is payable at 19.5 % per annum on a quarterly cycle (in arrears) beginning March 31, 2025. P3 LLC may elect to pay interest 11.5% in kind and 8.0% in cash, but if the terms of the Subordination Agreement (as defined below) do not permit P3 LLC to pay interest in cash, interest will be paid entirely in-kind. The Promissory Note may be prepaid, at the Company's option, either in whole or in part, without penalty or premium, at any time and from time to time, subject to the payment of the back-end fee described below; provided that prepayments must be in increments of at least $1.25 million. The Promissory Note provides for mandatory prepayments with the proceeds of certain asset sales, and VBC 3 has the right to demand payment in full upon (i) a change of control of the Company and (ii) certain qualified financings (as defined in the Promissory Note).

The Promissory Note restricts P3 LLC's ability and the ability of its subsidiaries to, among other things, incur indebtedness and liens, and make investments and restricted payments. The maturity date may be accelerated as a remedy under the certain default provisions in the agreement, or in the event a mandatory prepayment event occurs.

Pursuant to the Promissory Note, P3 LLC will pay VBC 3 an up-front fee of 1.5% of the maximum draw amount. In addition, P3 LLC will pay VBC 3 a back-end fee at the time the Promissory Note is prepaid as follows: (i) if paid prior to January 31, 2025, 2.25%; (ii) if paid from February 1, 2025 through April 20, 2025, 4.5%; (iii) if paid from May 1, 2025 through July 31, 2025, 6.75% and (iv) if paid on August 1, 2025 or later, 9.0%.

P3 LLC intends to use the proceeds of the Promissory Note to fund the Company's ongoing working capital requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended by adding the following:

The ownership percentages set forth below are calculated pursuant to Rule 13d-3 of the Act and are based on an aggregate of 162,863,298 shares of Class A Common Stock and 195,956,984 shares of Class V Common Stock outstanding as of November 1, 2024, based on the number of securities outstanding as contained in the most recently available filing with the SEC by the Issuer. The shares of Class V Common Stock are redeemable at the Reporting Person's option for the Issuer's Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class.

As previously disclosed, Founders UGP is the general partner of Founders GP, the general partner of each of Founders Fund LP, Fund-A, and Fund-B. Founders UGP is deemed to be the beneficial owner of the securities of the Issuer held directly by each of Founders GP, Founders Fund LP, Founders Fund-A, and Founders Fund B. Founders UGP is managed by Mary Tolan, Lawrence Leisure and Vance Vanier.

As previously disclosed, VBC Growth SPV LLC, a Delaware limited liability company ("VBC"), holds warrants to purchase 429,180 shares of Class A Common Stock (the "Warrant Shares"), and the sole manager of VBC is CPF VBC Growth Aggregator, L.P., a wholly owned subsidiary of Founders UGP. Founders UGP, by virtue of its indirect ownership of (1) the sole manager of VBC and (2) each of Founders Fund LP and CPF VBC Growth Aggregator, L.P., entities holding an aggregate of 61.88% of the membership interests in VBC, controls all voting and dispositive decisions with respect to the Warrant Shares.

Founders UGP III is the general partner of Founders GP III, the sole manager of each of SPV III, SPV III-A, and VBC 3. Founders UGP III is deemed to be the beneficial owner of the securities of the Issuer held directly by each of SPV III, SPV III-A, and VBC 3. Founders UGP III is managed by Mary Tolan, Lawrence Leisure and Vance Vanier.

VBC 3 holds warrants to purchase 71,406,480 shares of Class A Common Stock (the "Warrant Shares"), and the manager of VBC 3 is Founders GP III, a wholly owned subsidiary of Founders UGP III. Founders UGP III, by virtue of its indirect ownership of (1) the manager of VBC 3 and (2) each of CPF III PT SPV, LLC and CPF III-A PT SPV, LLC, entities holding an aggregate of 92.6% of the membership interests in VBC 3, controls the voting and dispositive decisions with respect to the Warrants and the underlying 92.6% of such shares of Class A Common Stock.

The Fund I Reporting Persons and the Fund III Reporting Persons may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 for purposes of beneficial ownership of shares of Class A Common Stock and shares of Class V Common Stock described above. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Fund I Reporting Person or any Fund III Reporting Person who currently beneficially own any shares of Class A Common Stock or any shares of Class V Common Stock are members of any such group. Each Fund III Reporting Person disclaims beneficial ownership over any shares of Class A Common Stock or any shares of Class V Common Stock beneficially owned by any Fund I Reporting Person, and each Fund I Reporting Person disclaims beneficial ownership over any shares of Class A Common Stock beneficially owned by any Fund III Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information contained by this item is set forth in Schedule 13D filed with the Securities and Exchange Commission on December 13, 2021, as amended, and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 VBC Growth SPV 3, LLC Limited Liability Company Agreement dated as of December 11, 2024, entered into by and among the Members thereto

99.2 Warrant Agreement, by and between P3 Health Group, LLC and VBC Growth SPV 3, LLC

## Signatures
- Chicago Pacific Founders UGP, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- Chicago Pacific Founders GP, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- Chicago Pacific Founders Fund, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- Chicago Pacific Founders Fund-A, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- Chicago Pacific Founders Fund-B, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- VBC Growth SPV, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- Chicago Pacific Founders UGP III, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- Chicago Pacific Founders GP III, L.P.: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- CPF III PT SPV, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- CPF III-A PT SPV, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
- VBC Growth SPV 3, LLC: /s/ Michael J. Wilson, Michael J. Wilson Authorized Signatory (01/31/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.